
07006671


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RECEIVED
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MAR 3 0 2007
WASH, D.C.
186
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nexcore Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10509 Vista Sorrento Pkwy, Suite 300
(No. and Street)

San Diego (City) California (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay S. Potter 858-658-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Feitelberg & Company
(Name – *if individual, state last, first, middle name*)

2566 Overland Ave., Suite 600, Los Angeles, CA 90064-5600
(Address) (City) (State) (Zip Code)

PROCESSED
APR 11 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay S. Potter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nexcore Capital, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public


ALICIA M. NICOLS
Commission # 1721179
Notary Public - California
San Diego County

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X Independent Auditor's Report
X Statement of Cash Flow

2566
Overland Avenue
Suite 600
Los Angeles
California 90064

Telephone 310.838.7227
Facsimile 310.838.7222

Feitelberg & Company

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Nexcore Capital, Inc.
San Diego, California

We have audited the accompanying balance sheets of Nexcore Capital, Inc. (the Company), as of December 31, 2006 and 2005 and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nexcore Capital, Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Feitelberg & Company

February 26, 2007

NEXCORE CAPITAL, INC.
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
Cash	$ 156,739	$ 50,688
Commissions receivable	34,205	125,922
Marketable securities - market value	14,703	13
Prepaid expenses	10,206	10,625
Advances to employees	3,813	13,340
Other receivables	3,971	3,931
Prepaid income taxes (Note 4)	1,700	
Deposits with clearing organization		2,500
Advances to officers		2,221
Due from affiliates (Note 5)	2,084	4,297
Total Assets	$ 227,421	$ 213,537

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

LIABILITIES AND SHAREHOLDERS' EQUITY

	2006	2005
Accounts payable	$ 221	$ 1,913
Commissions payable	10,800	30,460
Due to clearing organization	9,951	2,322
Due to affiliates (Note 5)	15,101	397
Income taxes payable (Note 4)		27,556
Payroll taxes payable	142	1,849
Deferred income taxes payable (Note 4)	3,526	3,336
Total Liabilities	39,741	67,833
Common stock, 10,000 shares authorized, issued and outstanding	27,750	27,750
Additional paid-in capital	99,200	24,200
Retained earnings	60,730	93,754
Total Shareholders' Equity (Note 3)	187,680	145,704
Total Liabilities and Shareholders' Equity	$ 227,421	$ 213,537

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Revenues:		
Commission income	$ 855,755	$ 1,673,041
Trade ticket charges	5,457	11,556
Due diligence	134,059	127,895
Underwriting fees	19,573	61,633
Other income	201,089	359,892
Consulting fee	125,000	
Financial advisory fees	399,980	37,923
Interest income	89	348
Total Revenues	1,741,002	2,272,288
Cost of Revenues:		
Commission expense	396,015	1,199,555
Financial advisory fees	394,984	
Payroll expense	231,128	151,607
Payroll taxes	33,705	38,600
Clearing costs	15,732	17,390
Benefits	20,180	2,082
Total Cost of Revenues	1,091,744	1,409,234
Gross Margin	649,258	863,054
Operating Expenses:		
Administration & accounting costs (Note 5)	431,550	395,350
Payroll expense		72,000
Bad debt expense	33,775	
Rent (Note 5)	31,000	42,235
Outside services (Note 5)	35,081	9,010
Professional fees (Note 5)	22,090	37,512
Telephone (Note 5)	20,316	27,075
Postage (Note 5)	21,276	26,403
Computer services	11,640	24,425
Registration	13,633	16,519

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Continued)

	2006	2005
Office supplies (Note 5)	$ 11,811	$ 10,727
Equipment rental (Note 5)	13,140	10,450
Management fees (Note 5)	2,000	35,725
Office expense (Note 5)	2,361	8,008
Utilities (Note 5)	6,450	7,815
Entertainment (Note 5)	8,672	6,300
Printing (Note 5)	2,062	4,955
Travel (Note 5)		3,318
Data access fees	3,461	2,718
NASD fees	3,949	2,009
Promotional (Note 5)	2,880	4,502
Taxes & licenses	187	1,672
Seminars	1,412	1,472
Insurance	1,728	1,423
Dues and subscriptions	360	740
Legal fees		98
Bank charges	65	886
Miscellaneous	418	(615)
Finance charges		369
	681,317	753,101
Other (income) expense:		
Realized gain (loss) on securities	2	
Unrealized loss (gain) on securities	(27)	5
Total other (income) expense	(25)	5
Income (loss) before provision for income taxes	(32,034)	109,948
Provision for income taxes (Note 4)	990	32,572
Net income (loss)	($ 33,024)	$ 77,376
Earnings (loss) per share of common stock (Note 6)	($ 3.302)	$ 7.738

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at January 1, 2005	$ 27,750	$ 24,200	$ 16,378
Net income			77,376
Balance at December 31, 2005	$ 27,750	$ 24,200	$ 93,754
Capital contribution		75,000	
Net income			(33,024)
Balance at December 31, 2006	$ 27,750	$ 99,200	$ 60,730

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
Increase (Decrease) in Cash

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	($ 33,024)	$ 77,376
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized (gain) loss on marketable securities	(27)	5
(Increase) decrease in:		
Commissions receivable	91,717	(22,289)
Other receivables	(40)	(626)
Deposits with clearing organization	2,500	
Advances to officers	2,221	458
Due from affiliates	2,213	(252)
Prepaid expenses	419	(1,739)
Prepaid income taxes	(1,700)	
Advances to employees	9,527	(13,340)
Increase (decrease) in:		
Accounts payable	(1,692)	1,258
Commissions payable	(19,660)	(53,602)
Due to clearing organization	7,629	(4,184)
Due to affiliates	14,704	(19,617)
Payroll taxes payable	(1,707)	(688)
Deferred income taxes payable	190	(3,584)
Income taxes payable	(27,556)	22,983
Total adjustments	78,738	(95,217)
Net cash provided by (used in) operating activities	45,714	(17,841)

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
Increase (Decrease) in Cash

	2006	2005
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of treasury bills	($ 14,663)	$ -
Net cash used in investing activities	(14,663)	
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional capital invested by shareholders	$ 75,000	-
Net cash provided by financing activities	75,000	
Net increase (decrease) in cash	$ 106,051	($ 17,841)
Cash at beginning of period	50,688	68,529
Cash at end of period	$ 156,739	$ 50,688

Supplemental disclosure of cash flow information:

Taxes paid during the year	$ 30,472	$ 8,600

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Note 1 - Organization and Operations

Nexcore Capital, Inc. (the Company) was incorporated on July 19, 1989 to engage in general securities brokerage and as a dealer in direct participation of private placements. The Company became effective with the NASD on February 2, 1994. On September 30, 1996, the Company's controlling interest was purchased and its corporate name changed from Metropol, Inc. to Nexcore Capital, Inc.

Note 2 - Significant Accounting Policies

Commissions - Commission income is recorded on a trade date basis.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined on the difference between the financial statement and the tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for federal and California income tax reporting purposes.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - The Company considers all cash amounts due from depository institutions, interest-bearing deposits in banks and money market accounts to be cash equivalents.

Comprehensive Income - Effective January 1, 2000, the Company adopted SFAS No. 130 "Reporting Comprehensive Income." The statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income to be disclosed in the financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events from non-owner sources. For the years ended December 31, 2006 and 2005, the Company had no items required to be recognized under accounting standards as components of comprehensive income.

Note 2 - Significant Accounting Policies (continued)

Accounting for Derivative Instruments and Hedging Activities: Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) and Statement of Financial Accounting Standards No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (SFAS 138). The new standards require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the value of these derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity thus adoption of SFAS 133 and SFAS 138 had no impact on operating results or financial position.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006 and 2005, the Company had net capital of $131,701 and $6,676, respectively, which was $126,701 and $1,676 in excess of its required capital of $5,000 for 2006 and 2005, respectively.

Note 4 - Income Taxes

The provision for income tax for the years ended December 31, 2006 and 2005 consisted of the following:

	2006			2005		
	Federal	State	Total	Federal	State	Total
Current:	$ -	$ 800	$ 800	$20,658	$ 9,998	$30,656
Deferred taxes	190		190	1,916		1,916
	$ 190	$ 800	$ 990	$22,574	$ 9,998	$32,572

At December 31, 2006, the Company had prepaid income taxes of $1,700. The Company had an income tax payable of $27,556 at December 31, 2005.

Note 4 - Income Taxes (continued)

Deferred tax liabilities at December 31 consisted of the following:

	2006	2005
Deferred Tax Liabilities:		
Unrealized loss on securities	$ -	$ 958
California franchise taxes	190	2,378
Total Deferred Tax Liabilities	$ 190	$ 3,336

Note 5 - Related party transactions

Payments for telephone, rental and other overhead expenses were made by a related entity, Integra Management, Inc., a California corporation. The Company made payments to Integra Management, Inc. to reimburse Integra for various expenses as follows:

	2006	2005
Accounting costs	$ 431,550	$ 395,350
Rent	31,000	42,150
Management fees	2,000	35,725
Telephone	20,316	27,075
Express mail & postage	21,260	25,920
Computer expense	11,340	24,300
Compliance	12,350	19,250
Office supplies	12,748	18,400
Equipment rental	13,990	10,450
Outside services	25,232	8,910
Utilities	6,450	7,815
Meals & entertainment	8,672	6,050
Workers compensation	2,770	
Advertising	2,500	5,400
Printing	2,062	4,955
Travel		3,050
Dues & subscriptions	360	
Seminars & training	1,000	200
Total	$ 605,600	$ 635,000

Note 5 - Related party transactions (continued)

As of December 31, 2006 and 2005, the Company owed Integra $12,750 and $397, respectively, in unpaid reimbursements for expenses. At December 31, 2006, the Company owed Nexcore Financial Services, Inc., a related entity, $2,351 for expenses paid by Nexcore Financial Services, Inc. At December 31, 2006, Nexcore Financial Services and Integra owed the Company $2,084 for expenses paid by the Company.

Commissions, due diligence fees, financial advisory fees and underwriting fees received from various related entities were as follows:

	2006	2005
Sterling Energy Resources, Inc.	$ -	$ 22,500
Puronyx, Inc.	1,350	134,536
FiCore Funding, Inc.	-	63,898
Total	$ 1,350	$ 220,934

As of December 31, 2005, $4,297 in commissions, due diligence fees and underwriting fees were owed to the Company from these related entities.

The Company paid to the former President of Metropol, Inc. $9,200 in 2005 for services rendered as a financial consultant.

Note 6 - Earnings per Share

Earnings per share of common stock was computed by dividing net income by the weighted average of common shares outstanding for the years ended December 31, 2006 and 2005 (10,000 shares). There were no dividends paid during 2006 and 2005.

SCHEDULE I

NEXCORE CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL:

Total shareholders' equity	$ 187,680
Less: Non-allowable assets	
Prepaid expenses	10,206
Due from affiliates	2,084
Other receivables	3,971
Prepaid payroll taxes	1,700
Advances to employees	3,813
Commissions receivable	34,205
Total Adjustments	$ 55,979
Net Capital	$ 131,701

AGGREGATE INDEBTEDNESS:

Items included in balance sheet	
Accounts payable	$ 221
Due to clearing organization	9,951
Payroll taxes payable	142
Deferred income taxes payable	3,526
Due to affiliates	15,101
Commissions payable	10,800
Total Aggregate Indebtedness	$ 39,741
Aggregate indebtedness to net capital	0.30 to 1.00

SCHEDULE I

NEXCORE CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006
(Continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required	
6 2/3 % of aggregate indebtedness	$ 2,649
Minimum dollar net capital required	5,000
Net capital required (greater of above amounts)	5,000
Net capital in excess of minimum requirement	$ 126,701

RECONCILIATION WITH COMPANY'S COMPUTATION:

(included in Part II of Form X-17A-5 as of December 31, 2006)
Net capital, as reported in Company's Part II (Unaudited)

FOCUS report	$ 132,436
Net audit adjustments	(735)
Net capital per above	$ 131,701

SCHEDULE II

NEXCORE CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2006

Nexcore Capital, Inc. relies on Section K(2)(ii) of Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

Feitelberg & Company

Certified Public Accountants

2566 Overland Avenue
Suite 600
Los Angeles
California 90064-227
222

ectors and Shareholders
pital, Inc.
San Diego, California

We have audited the financial statements of Nexcore Capital, Inc., for the year ended December 31, 2006, and have issued our report thereon dated February 26, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Nexcore Capital, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in mailing the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements of prompt payment for securities under section 8 of regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Nexcore Capital, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Feitelberg & Company

February 26, 2007

END